 

KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V: KLS



02034689

KELSO ANNOUNCES PRIVATE PLACEMENT

May 21, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

SUPPL

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274   Toll Free: (866) 535-7685   Facsimile: (604) 899-1144
Website: www.kelsotech.com



KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V: KLS

<u>FOR IMMEDIATE RELEASE</u>

KELSO ANNOUNCES PRIVATE PLACEMENT

May 21, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

<u>"Stephen L. Grossman"</u>
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274   Toll Free: (866) 535-7685   Facsimile: (604) 899-1144
Website: www.kelsotech.com